

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 8, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letter dated March 8, 2008 enclosing the daily report on the shares bought-back by the Company.
2.	Letter dated March 8, 2008 enclosing therewith copy of media release issued by the company on buy-back of shares.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited



Ramesh Shenoy
Company Secretary


Reliance Energy Limited
Mumbai

Encl: as above



JM FINANCIAL JM Financial Consultants Pvt. Limited 141, Maker Chambers III Nariman Point Mumbai 400 021	RELIANCE Energy Anil Dhirubhai Ambani Group Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

Date : April 08, 2008

To,
The Stock Exchange, Mumbai
Corporate Relationships Department
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai - 400 001

Atttn: Ms. Nisha Mehta

Madam,

Sub: Information pursuant to regulation 15(i) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, about purchases by Reliance Energy Limited of its own equity shares from the open market through stock exchange.

Reliance Energy Limited (the "Company") is buying back its own fully paid up equity shares of face value Rs. 10/- each ("Shares") from the open market through the electronic trading facilities of the Stock Exchange Mumbai ("BSE") and The National Stock Exchange of India Ltd. ("NSE") (together the "Stock Exchanges").

The Company has appointed JM Financial Services Pvt Ltd and Reliance Securities Limited as its brokers ("Appointed Brokers") for placing orders on the Stock Exchanges.

The details of the purchase orders that were executed on the Stock Exchanges today i.e. April 08, 2008, in connection to the above buyback are :

Name of the Broker	Number of Equity Shares Bought Back on 08/04/2008		Total	Average Price of Acquisition (Rs.)
	BSE	NSE / Others		
Reliance Securities Limited	41,282	40,398	81,680	1,147.02
JM Financial Services Pvt Ltd	Nil	Nil	Nil	N.A.
Total (A)	41,282	40,398	81,680	1,147.02
Cumulative Equity Shares bought as on Yesterday i.e. April 07, 2008. (B)				17,80,000
Less : Quantity Closed Out Today(C)				Nil
Quantity Closed Out as on Yesterday (D)				Nil
Total Quantity closed out(C+D=E)				Nil
Total Equity Shares bought back as on 08/04/2008 (A) +(B) – (E)				18,61,680

Yours Sincerely,

For JM Financial Consultants Pvt Ltd. Authorised Signatory	For Reliance Energy Limited Authorised Signatory

JM FINANCIAL JM Financial Consultants Pvt. Limited 141, Maker Chambers III Nariman Point Mumbai 400 021	RELIANCE Energy Anil Dhirubhai Ambani Group Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

Date : April 08, 2008

To,
Listing Department
The National Stock Exchange of India Limited
Bandra – Kurla Complex,
Mumbai

Attm: Mr. Nagesh Pai / Mr. Avinash Kharkar

Dear Sir,

Sub: Information pursuant to regulation 15(i) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, about purchases by Reliance Energy Limited of its own equity shares from the open market through stock exchange.

Reliance Energy Limited (the "Company") is buying back its own fully paid up equity shares of face value Rs. 10/- each ("Shares") from the open market through the electronic trading facilities of the Stock Exchange Mumbai ("BSE") and The National Stock Exchange of India Ltd. ("NSE") (together the "Stock Exchanges").

The Company has appointed JM Financial Services Pvt Ltd and Reliance Securities Limited as its brokers ("Appointed Brokers") for placing orders on the Stock Exchanges.

The details of the purchase orders that were executed on the Stock Exchanges today i.e. April 08, 2008, in connection to the above buyback are :

Name of the Broker	Number of Equity Shares Bought Back on 08/04/2008		Total	Average Price of Acquisition (Rs.)
	BSE	NSE / Others		
Reliance Securities Limited	41,282	40,398	81,680	1,147.02
JM Financial Services Pvt Ltd	Nil	Nil	Nil	N.A.
Total (A)	41,282	40,398	81,680	1,147.02
Cumulative Equity Shares bought as on Yesterday i.e. April 07, 2008. (B)				17,80,000
Less : Quantity Closed Out Today(C)				Nil
Quantity Closed Out as on Yesterday (D)				Nil
Total Quantity closed out(C+D=E)				Nil
Total Equity Shares bought back as on 08/04/2008 (A) +(B) – (E)				18,61,680

Yours Sincerely,

For JM Financial Consultants Pvt Ltd.	For Reliance Energy Limited
	
Authorised Signatory	Authorised Signatory

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 8, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited


Reliance Energy Limited
Mumbai



Ramesh Shenoy
Company Secretary

Encl :

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 8, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited




Reliance Energy
Mumbai

Ramesh Shenoy
Company Secretary

Encl :

MEDIA RELEASE

Reliance Energy buys back 81,680 equity shares

Mumbai, April 8, 2008: Reliance Energy Limited today bought-back 81,680 equity shares of the Company.

Since the commencement of the buy-back on March 25, 2008, Reliance Energy has so far bought back 18,61,680 equity shares aggregating Rs. 230.34 crore.

The board of directors of Reliance Energy Limited has approved buy-back of equity shares of the Company up to an aggregate amount of Rs.800 crore.

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of over Rs.2,65,000 crore, net worth in excess of Rs.40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs.5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.


Reliance Energy Limited
Mumbai

END